Registrant Name:  Vanguard International Equity Index Funds
CIK:   0000857489
File Number:  811-5972
Series 1, 2, 3

The Vanguard European Stock Index Fund, the Vanguard Pacific Stock Index Fund, and the Vanguard Emerging Markets Stock Index Fund have issued a new class of shares called VIPER Class. The VIPER Class shares were first issued on March 4, 2005.